UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53411
CUSIP NUMBER:	185671 104

(Check One):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q	[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended:     September 30, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  --  REGISTRANT INFORMATION

Cleopatra International Group, Inc. Full Name of Registrant
Former Name if Applicable

No. 12 YingChun Road, 9th Floor, HaiWaiLianYi Building, LuoHu District Address of Principal Executive Office (Street and Number)

Shenzhen City, Guangdong Province, China City, State and Zip Code

PART II  --  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-Q, Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Cleopatra International Group, Inc. (the “Company”) has determined that it will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”) without unreasonable effort and expense because the Company needs additional time to complete the preparation of, and the Company’s accountants need to complete the review of, the Company’s financial statements for the quarter ended September 30, 2010.  The Company expects to file its Form 10-Q within the “grace” period provided by the Securities Exchange Act Rule 12b-25, i.e., on or before the extended deadline of November 22, 2010.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xu YongPing (Name)	(+86) (Area Code)	(755-82309541) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	[X]	No	[ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cleopatra International Group, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2010	By: /s/ Xu YongPing
Name: Xu YongPing Title: Chief Executive Officer